Exhibit (k)(3)

September 13, 2012

Paul Gehrig

Babson Capital Management LLC

550 South Tryon Street, suite 3300

Charlotte, NC 28202

Re:	Amendment to the Distribution Agreement dated July 11, 2012

This amendment dated September 13, 2012 (the “Amendment”) to the DISTRIBUTION AGREEMENT dated July 11, 2012 (the “Agreement”) by and amongst ABAX Brokerage Services LLC (“ABAX”) and Babson Capital Management LLC (the “Adviser”), is made to reflect the name change of ABAX and to revise the language in Section 7 of the Agreement describing the character of the compensation to be paid. Capitalized terms used and not defined herein shall have the meanings assigned to them in the Agreement.

W I T N E S S E T H:

WHEREAS, ABAX and the Adviser are parties to the Agreement; and

WHEREAS, pursuant to Section 12 of the Agreement, no provision of this Agreement may be changed, waived, discharged, amended or terminated orally, but only by an instrument in writing signed by ABAX and the Adviser; and

WHEREAS, ABAX and the Adviser desire to enter into this Amendment in order to reflect certain changes to the terms and conditions of the Agreement;

NOW THEREFORE, in consideration of the respective representations, warranties and covenants contained herein and in the Agreement, and intending to be legally bound hereby, the parties hereto agree as follows:

1.	Change of Name. On August 9, 2012, ABAX Brokerage Services LLC changed its name to TSC Distributors, LLC (“TSC Distributors”). References throughout the Agreement to “ABAX” or “ABAX Brokerage Services LLC” are hereby amended to read “TSC Distributors” or “TSC Distributors, LLC,” as applicable.

2.	Compensation. The description of the compensation to be paid is being changed to re-characterize the “distribution fee” as a “sales commission.” To accomplish this, Section 7 to the Agreement is hereby deleted in its entirety and replaced with the following (Bold text represents language amended from the original sentence):

“As compensation for the services to be provided by TSC Distributors to the Adviser under this Agreement, the Adviser shall pay TSC Distributors a sales commission, due and payable within 10 days of the closing date of the initial offering of the Fund’s Shares (the “Closing Date”), in an amount equal to 0.50% (50 bps) of the total sales raised in this offering (including any Shares offered pursuant to an underwriter’s green shoe option).”

Exhibit (k)(3)

3.	Any provision of the Agreement which is inconsistent with the provisions of this Amendment shall be deemed to be amended to effectuate the intentions expressed herein.

4.	This Amendment may be executed in any number of counterparts, each of which shall be deemed to be an original as against the party whose signature appears thereon, and all of which shall together constitute one and the same instrument. This Amendment shall become binding when one or more counterparts hereof, individually or taken together, shall bear the signatures of all of the parties reflected hereon as signatories.

IN WITNESS WHEREOF, each of the undersigned has executed this instrument in its name and behalf as of the date and year first above written.

TSC DISTRIBUTORS, LLC

By:
Name: Tina Singh
Title: Chief Executive Officer

BABSON CAPITAL MANAGEMENT LLC

By:
Name: Paul Gehrig
Title: Managing Director